SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                 Commission File Number: 0-16161

(Check One)
[X] Form 10-K and Form 10-KSB     Form [ ] 11-K
[ ] Form 20-F    [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
        For period ended June 30, 1997
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

        For the transition period ended _____________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant:  Original Italian Pasta Products Co., Inc.
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     Former name if applicable:
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     Address of principal executive office (Street and Number): 36 Auburn Street
                                                               -----------------

     City, State and Zip Code:  Chelsea, Massachusetts  02150
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                                     PART II
                             RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

        The delay in the filing of the Form 10-KSB for the period ended June 30, 1997 could not be eliminated without unreasonable effort or expense due to the recent departure from the Company of its controller and the resignation of its Chief Financial Officer.


                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

        Paul K. Stevens                (617) 884-5211
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        (Name)                         (Area Code)(Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        SEE EXHIBIT A ATTACHED HERETO.

  Original Italian Pasta Products Co., Inc.
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                  (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 1997                    By: /s/ Paul K. Stevens, President
                                                 ------------------------------
                                                 Paul K. Stevens, President






                                    EXHIBIT A
                                    ---------

RESULTS OF OPERATIONS

Year ended June 30, 1997 as compared to the Year ended June 30, 1996
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Net sales for the year ended June 30, 1997 were  $9,889,000  versus  $15,306,000 for the same period last year. Management believes that this decrease of 35% is attributable to lower sales to Warehouse Club stores.

Gross profit for the year ended June 30, 1997 was 31% of net sales as compared to 37% for the year ended June 30, 1996. The Company attributes this decrease in gross profit margin to its decreased sales volume thus utilizing its production facilities less efficiently.

Selling, general and administrative expenses decreased to $4,017,000 from $5,033,000 for the year ended June 30, 1996, and increased as a percentage of net sales to 41% from 33% in fiscal year 1996. The percentage increased due to lower revenues even though the actual dollar amount decreased mainly due to decreased promotional, advertising, and other discretionary costs.

Loss from operations for the year ended June 30, 1997 was $958,000 or 10% of net sales compared to income from operations of $681,000 or 4% for the year ended June 30, 1996.

Interest expense was $58,000 or 1% of net sales for the year ended June 30, 1997 versus $72,000 or 0% for the same period last year. This dollar decrease resulted from repayment of part of the Company's debt.

Net loss per common share was at $0.44 for the year ended June 30, 1997 versus net income of $0.27 per common share for the year ended June 30, 1996.